UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Perpetual Energy Inc.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Alberta

(Jurisdiction of Subject Company’s Incorporation or Organization)

Perpetual Energy Inc.

(Name of Person(s) Furnishing Form)

8.75% Senior Unsecured Notes Due 2018

8.75% Senior Unsecured Notes Due 2019

(Title of Class of Subject Securities)

714270AE5 (2018 Debentures)

714270AD7 (US CUSIP for 2018 Debentures)

714270AG0 (2019 Debentures)

(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.

1420 Fifth Avenue, Suite 3400

Seattle, Washington 98101

Telephone: (206) 903-5448

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

December 12, 2016

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

●	Second Notice of Extension and Variation of the Note Exchange Proposal (the “Second Extention”)
●	*Notice of Extension and Variation of the Note Exchange Proposal (the “Extension”)
●	*Note Exchange Proposal (the “Proposal”)
●	*Letter of Transmittal

Item 2.	Informational Legends

See page 2 of the Second Extension, page 2 of the Extension, and page 2 of the Proposal.

*	Previously furnished.

IMPORTANT DEADLINE AND IMMEDIATE ACTION REQUIRED

The Note Exchange Proposal has been extended and varied and is now open for acceptance until 5:00 p.m. (Toronto time) on January 23, 2017. Please give this Notice and the Note Exchange Proposal your careful consideration and, if you require assistance, consult your investment, legal, financial, tax or other professional advisors. If you have any questions or require more information, please contact Scotia Capital Inc., Kingsdale Advisors or Computershare Investor Services Inc. using the information provided on the back cover.

NOTICE OF EXTENSION AND VARIATION OF THE NOTE EXCHANGE PROPOSAL

8.75% SENIOR UNSECURED NOTES DUE MARCH 15, 2018

AND

8.75% SENIOR UNSECURED NOTES DUE JULY 23, 2019

FOR

8.75% SENIOR UNSECURED NOTES DUE JANUARY 23, 2022

TO:

The holders of (i) 8.75% senior unsecured notes of Perpetual Energy Inc. (“Perpetual”) due March 15, 2018 (the “2018 Senior Notes”) and (ii) 8.75% senior unsecured notes of Perpetual due July 23, 2019 (the “2019 Senior Notes”) (together, the “Holders” or “Noteholders” and the 2018 Senior Notes and 2019 Senior Notes are together, the “Existing Senior Notes”)

AND TO:	Computershare Trust Company of Canada (the “Note Trustee”)

AND TO:	Computershare Investor Services Inc. (the “Depositary”)

AND TO:	CDS Clearing and Depository Services Inc. (“CDS”)

RE:

2018 Senior Notes issued pursuant to the trust indenture dated March 15, 2011 and 2019 Senior Notes issued pursuant to the trust indenture dated July 23, 2014 (together, the “Base Indenture”) as amended and supplemented by the supplemental trust indentures each dated December 9, 2016 (together, the “Supplemental Indenture”) (the Base Indenture and the Supplemental Indenture are together, the “Existing Indenture”)

In connection with Perpetual’s note exchange proposal dated December 12, 2016, as extended and varied by the notice of extension and variation dated December 27, 2016 (together, the “Note Exchange Proposal”), Perpetual provides notice that it (i) is further extending the Expiry Date (as defined below) for Noteholders to exchange their Existing Senior Notes for new 8.75% senior unsecured notes of Perpetual due January 23, 2022 (being five years from the Expiry Date) (the “Exchange Senior Notes”) from 5:00 p.m. (Toronto time) on January 11, 2017 to 5:00 p.m. (Toronto time) on January 23, 2017; (ii) is removing the Minimum Acceptance Condition (as defined below) and will exchange the Tendered Notes (as defined below) and any additional Existing Senior Notes that are tendered on or prior to the Expiry Time on the Expiry Date for Exchange Senior Notes; and (iii) is varying the terms of the Exchange Senior Notes to account for the new Expiry Date and related maturity. The Note Exchange Proposal is now open for acceptance until 5:00 p.m. (Toronto time) on January 23, 2017 and, accordingly, immediate action is required unless you have already accepted the Note Exchange Proposal.

The Sole Dealer Manager and Solicitation Agent for the Note Exchange Proposal is:	The Information Agent for the Note Exchange Proposal is:

The Depositary for the Note Exchange Proposal is:

NOTICE TO UNITED STATES NOTEHOLDERS

The Note Exchange Proposal, as further extended and varied by this Notice (as defined below), is made in respect of securities of a Canadian company. The Note Exchange Proposal is subject to Canadian disclosure requirements that are different from those of the United States. Any financial statements and other financial information included or incorporated by reference into the Note Exchange Proposal have been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects, and are subject to Canadian auditing and auditor independence standards, and are therefore not comparable in all respects to financial statements and other financial information of United States companies.

The enforcement by Holders in the United States of civil liabilities under United States securities laws may be affected adversely by the fact that Perpetual is organized under the laws of Alberta, Canada, that all or a majority of its executive officers and directors are residents of countries other than the United States, that any experts named in the Note Exchange Proposal are residents of countries other than the United States, and that all or most of the assets of Perpetual and such persons are located outside the United States. You may not be able to sue Perpetual or its officers or directors in a foreign court for violations of United States securities laws, and it may be difficult to compel Perpetual and its affiliates to subject themselves to a United States court’s judgment.

Holders should be aware that participation in the Note Exchange Proposal and the acquisition and holding of Exchange Senior Notes may have tax consequences both in the United States and in Canada. The consequences for Holders who are resident in, or citizens of, the United States are not described in this document or the Note Exchange Proposal. Holders are advised to consult their tax advisors to determine the particular tax consequences to them of receiving participating in the Note Exchange Proposal and of acquiring and holding Exchange Senior Notes.

Holders should be aware that Perpetual may purchase Existing Senior Notes otherwise than under the Note Exchange Proposal, such as in open market or privately negotiated purchases.

The Exchange Senior Notes will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended (the “1933 Act”), to the same extent and proportion that the Existing Senior Notes held by Holders are restricted securities. Restricted securities may be offered, sold, pledged or otherwise transferred, directly or indirectly, only pursuant to an exemption or exclusion from the registration requirements of the 1933 Act and applicable state securities laws.

No Exchange Senior Notes will be delivered in the United States or to, or for the account or for the benefit of, a “U.S. person” (as such term is defined in Regulation S under the 1933 Act) or a person in the United States, unless Perpetual is satisfied that the Exchange Senior Notes may be delivered to such persons without further action by Perpetual or on a basis otherwise determined acceptable to Perpetual in its sole discretion.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATORY AUTHORITY, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT OR THE NOTE EXCHANGE PROPOSAL. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Details of this Notice of Extension and Variation and the Note Exchange Proposal

Noteholders who have validly tendered their Existing Senior Notes do not need to take any further action to accept the Note Exchange Proposal.

This Notice of Extension and Variation (this “Notice”) amends and supplements the Note Exchange Proposal and the related Letter of Transmittal and supersedes any previous notice of extension and variation. Except as otherwise set forth in this Notice, the terms and conditions of the Note Exchange Proposal and the related Letter of Transmittal (the provisions of which are incorporated by reference herein) continue to be applicable in all respects, and this Notice should be read in conjunction therewith. Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice have the same meaning as in the Note Exchange Proposal.

The Note Exchange Proposal is now open for acceptance by Holders until 5:00 p.m. (Toronto time) on January 23, 2017 or such later time (the “Expiry Time”) and date on which the Note Exchange Proposal may be further extended by Perpetual (the “Expiry Date”). Accordingly, all references to January 11, 2017 in the Note Exchange Proposal and the related Letter of Transmittal (to the extent they refer to the Expiry Time and Expiry Date) are amended to refer to 5:00 p.m. (Toronto time) on January 23, 2017.

The completion of the Note Exchange Proposal is no longer conditional upon Noteholders holding in the aggregate at least $20 million aggregate principal amount of the issued and outstanding Existing Senior Notes accepting the Note Exchange Proposal and tendering their Existing Senior Notes prior to the Expiry Time on the Expiry Date (the “Minimum Acceptance Condition”).

As of the date hereof, an aggregate of approximately $17.4 million principal amount of Existing Senior Notes have been irrevocably tendered to the Note Exchange Proposal, consisting of approximately $8.4 million principal amount of 2018 Senior Notes and approximately $9.0 million principal amount of 2019 Senior Notes (collectively, the “Tendered Notes”). Effective as of the Expiry Date, Perpetual will exchange the Tendered Notes and any additional Existing Senior Notes that are tendered on or prior to the Expiry Time for Exchange Senior Notes.

Holders who elect to participate in the Note Exchange Proposal will receive $1,000 principal amount of Exchange Senior Notes having an increased annual interest rate for the first year, and only the first year, that the Exchange Senior Notes are outstanding, of 9.75% instead of 8.75%, which is equal to the equivalent of $10 per $1,000 principal amount of Existing Senior Notes for each $1,000 principal amount of Existing Senior Notes properly tendered to the Note Exchange Proposal prior to the Expiry Time (as defined below) on the Expiry Date (as defined below).

Holders of Existing Senior Notes who accept and validly tender their Existing Senior Notes to the Note Exchange Proposal will also receive accrued and unpaid interest outstanding up to, but excluding, the Expiry Date. In particular, holders of 2018 Senior Notes who tender their 2018 Senior Notes to the Note Exchange Proposal will receive $31.16 per $1,000 principal amount of 2018 Senior Notes in cash and all holders of 2019 Senior Notes will receive their semi-annual interest payment of $43.75 per $1,000 principal amount of 2019 Senior Notes in cash whether or not they tender their 2019 Senior Notes to the Note Exchange Proposal, in each case representing all accrued and unpaid interest outstanding up to, but excluding, January 23, 2017. Assuming the Note Exchange Proposal is not further extended, the Exchange Senior Notes will be issued as of January 23, 2017, the maturity date for the Exchange Senior Notes will be January 23, 2022 and the semi-annual interest payment dates will be January 23 and July 23 in each year, with the first interest payment date being July 23, 2017.

The terms of the Exchange Senior Notes will be the same as the Existing Senior Notes other than the differences set forth below which relate solely to the fact that the Exchange Senior Notes differ from the Existing Senior Notes by having a longer maturity of five years from the Expiry Date and an increased annual interest rate for the first year that the Exchange Senior Notes are outstanding:

(a)	the “Maturity Date” for the Exchange Senior Notes will be January 23, 2022, being five years from the Expiry Date (the “New Maturity Date”);

(b)	the “Interest Payment Dates” will be January 23 and July 23 of each year that the Exchange Senior Notes are outstanding, commencing on July 23, 2017 (the “New Interest Payment Date”);

(c)

an increased annual interest rate for the first year, and only the first year, that the Exchange Senior Notes are outstanding, of 9.75% instead of 8.75% or the equivalent of $10 per $1,000 principal amount of Existing Senior Notes; and

(d)	the “Optional Redemption” provisions will provide for the following (the “New Optional Redemption Provisions”):

At any time prior to January 23, 2019, Perpetual may on any one or more occasions redeem all or a part of the Exchange Senior Notes, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the Exchange Senior Notes redeemed, plus the Applicable Premium (as such term is defined in the Base Indenture), and accrued and unpaid interest, if any, to the date of redemption. At any time prior to January 23, 2019, Perpetual may on any one or more occasions redeem up to an aggregate of 35% of the aggregate principal amount of Exchange Senior Notes (including any additional Exchange Senior Notes) originally issued prior to the redemption date under the New Indenture (as defined below), upon not less than 30 nor more than 60 days’ notice, at a redemption price of 108.75% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings (as such term is defined in the Base Indenture); provided that: at least 65% of the aggregate principal amount of Exchange Senior Notes (including any additional Exchange Senior Notes) originally issued under the New Indenture remains outstanding immediately after the occurrence of such redemption (excluding Exchange Senior Notes held by Perpetual and its Subsidiaries); and each such redemption occurs within 180 days of the date of the closing of the related Equity Offering. Except pursuant to the preceding paragraphs, the Exchange Senior Notes will not be redeemable at Perpetual’s option prior to January 23, 2019. On or after January 23, 2019, Perpetual may, on any one or more occasions, redeem all or a part of the Exchange Senior Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Exchange Senior Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on January 23 of the years indicated below:

Year	Percentage
2019	106.563%
2020	103.281%
2021 and thereafter	100.000%

(the New Maturity Date, New Interest Payment Date and New Optional Redemption Provisions are collectively, the “New Exchange Senior Note Provisions”).

The New Exchange Senior Note Provisions will be incorporated into a separate trust indenture governing the Exchange Senior Notes to be entered into upon completion of the Note Exchange Proposal (the “New Indenture”). The New Indenture will be identical to the Existing Indenture in all material respects other than any related amendments to give effect to the Exchange Senior Notes and the New Exchange Senior Note Provisions. A draft copy of the New Indenture may be obtained upon request at no charge from Perpetual, attention Interim Chief Financial Officer, at (403) 269-4400 or electronically by email at info@perpetualenergyinc.com. Following the completion of the Note Exchange Proposal a copy of the New Indenture will also be available on SEDAR at www.sedar.com.

The Board of Directors of Perpetual (the “Board”) has unanimously resolved to proceed with the Note Exchange Proposal following an analysis of material information and relevant considerations including, but not limited to, the recommendation of management as well as anticipated growth opportunities and related capital requirements, capital markets and economic conditions. The Board has also unanimously approved, among other things, the contents of this Notice and the sending of it to the Noteholders.

Reasons for and Benefits of the Note Exchange Proposal

The Board and management believe that the Note Exchange Proposal enhances Perpetual’s strategy of pursuing long-term value creation for the benefit of its securityholders. The Board believes that the best opportunity for creating value is to invest capital to profitably grow production and that the Note Exchange Proposal will maximize the long-term value of Perpetual’s assets and operations rather than using such capital to retire these obligations. Management and the Board believe that the Note Exchange Proposal provides a number of compelling and strategic benefits to Perpetual, including, without limitation, the expectation that the Note Exchange Proposal would:

●	enhance liquidity beyond the current maturity dates of the Existing Notes to enable Perpetual to pursue strategic growth and value-enhancing opportunities;

●	enable capital to be re-directed towards value maximizing opportunities versus debt retirement;

●	permit Perpetual’s financial performance to be more appropriately valued;

●	better position Perpetual to continue to develop its asset base; and

●	permit Perpetual to capitalize on future external growth opportunities that may materialize.

Upon the successful completion of the Note Exchange Proposal, Noteholders who participate in the Note Exchange Proposal will continue to own a security on substantially the same terms (including the 8.75% coupon rate) as the Existing Senior Notes with the additional benefit of having a longer maturity and an increased annual interest rate for the first year, and only the first year, that the Exchange Senior Notes are outstanding without incurring any additional transaction costs. In addition, in the event that a significant amount of the outstanding aggregate principal amount of the Existing Senior Notes are properly tendered to the Note Exchange Proposal, holders of the Exchange Senior Notes are anticipated to benefit from improved liquidity in the market for Exchange Senior Notes, which is typically associated with a larger overall issued and outstanding principal amount.

The Board has not made any recommendations with respect to whether Holders should accept the Note Exchange Proposal. Each Holder must decide whether to accept the Note Exchange Proposal. Noteholders are urged to evaluate carefully all information regarding the Existing Senior Notes and the Exchange Senior Notes and to consult their own investment, legal, tax and other professional advisors and to make their own decision whether to accept the Note Exchange Proposal.

Perpetual expressly reserves the right, in its sole discretion, at any time, to further extend the Expiry Date by giving written or oral notice (to be confirmed in writing) of such extension to the Note Trustee c/o Computershare Trust Company of Canada and the Depositary c/o Computershare Investor Services Inc. at its principal office in Calgary, Alberta, and by causing the Depositary to provide, where required by law, as soon as practicable thereafter, a copy of such notice to all Holders. Promptly after giving notice of an extension to the Depositary, Perpetual will make a public announcement of the extension. Where a notice of extension is given to the Depositary on or about the then current Expiry Date, Perpetual will publicly announce such extension by no later than 9:00 a.m. (Toronto time) on the day immediately following the prior Expiry Date. Any notice of extension will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary c/o Computershare Investor Services Inc. at its principal office in Calgary, Alberta.

Credit Ratings

Following the announcement of the Note Exchange Proposal on December 12, 2016, Perpetual was advised by Standard and Poor’s Rating Services, a division of McGraw-Hill Companies (Canada) Corporation (“S&P”) that as a result of the Note Exchange Proposal, which they have characterized as a distressed exchange offer, it lowered its long-term corporate credit rating on Perpetual to CC from CCC, negative outlook and its issue-level rating on the Existing Senior Notes to C from CC. S&P also revised its recovery rating on the debt to 5 from 6, indicating its expectation of modest recovery (10% to 30%; in the high end of the range) in the event of default.

While S&P has indicated that it is their expectation that they would lower the corporate rating to SD (selective default) and the rating on the Existing Senior Notes to “D” (default) upon completion of the Note Exchange Proposal, Perpetual believes that shortly thereafter S&P will reassess Perpetual’s prospective credit and business risk profile and revised capital structure and assign a long term corporate credit rating and outlook and issue-level rating on the Exchange Senior Notes consistent with the ratings assigned to the Existing Senior Notes prior to the announcement of the Note Exchange Proposal and described in the Note Exchange Proposal. Accordingly, Perpetual is of the view that this downgrade is temporary.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. A rating can be revised, suspended or withdrawn at any time by the rating agency. Potential investors should consult the rating agency should they require more information with respect to the interpretation and implications of the foregoing ratings. A revision or withdrawal of a credit rating could have a material adverse effect on the pricing and liquidity of the Existing Senior Notes or Exchange Senior Notes in the secondary market.

Risk Factors

For the purposes of this section, the Existing Senior Notes and the Exchange Senior Notes are together referred to as the “Notes”.

An investment in Notes involves certain risks, not all of which are described in this document. Holders of Notes should also carefully consider the risks described in the Note Exchange Proposal and under “Risk Factors” and “Forward-Looking Information and Statements” in the AIF, any current annual or interim financial statements and associated management’s discussion and analysis of Perpetual, as well as the other information contained herein and in the Note Exchange Proposal before deciding to accept the Note Exchange Proposal. Holders of Notes are also reminded to carefully consider the risks described under “Risk Factors” contained in the respective offering memorandums used in connection with the issuance of the Existing Senior Notes, before deciding to accept the Note Exchange Proposal.

Forward-Looking Information

Certain statements contained under the heading “Reasons for and Benefits of the Note Exchange Proposal” and “Credit Ratings”, in addition to certain statements contained elsewhere in this document or incorporated by reference herein, contain “forward-looking information” and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as “plans”, “expects”, “intends”, “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this Note Exchange Proposal includes, but is not limited to, statements relating to the following items: expectations relating to the Note Exchange Proposal; expectations relating to the credit ratings of Perpetual and the Existing Senior Notes; the benefits of the Note Exchange Proposal and the results, effects and timing of the Note Exchange Proposal including, but not limited to, the Expiry Date. Although Perpetual believes that the expectations reflected in such forward-looking information are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking information, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results, performance or achievements of the Note Exchange Proposal or the completion of the Note Exchange Proposal to differ materially from any future results, performance or achievements expressed or implied by such forward-looking information include, among other things, that the conditions of the Note Exchange Proposal may not be satisfied or waived by Perpetual at the expiry of the Note Exchange Proposal, uncertainties as to the impact of the completion of the Note Exchange Proposal, financial leverage for additional funding requirements, capital requirements for growth, interest rates, dependence on skilled staff, credit risk, liquidity risk and changes in capital or securities markets. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of Perpetual’s forward-looking information. Other unknown and unpredictable factors could also impact its results. Many of these risks and uncertainties relate to factors beyond Perpetual’s ability to control or estimate precisely. Consequently, there can be no assurance that the actual results or developments anticipated by Perpetual will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, Perpetual, its future results and performance. Forward-looking information in this Notice is based on Perpetual’s beliefs and opinions at the time the information is given, and there should be no expectation that this forward-looking information will be updated or supplemented as a result of new information, estimates or opinions, future events or results or otherwise, and Perpetual disavows and disclaims any obligation to do so except as required by applicable Law. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Perpetual.

Additional Details

All dollar amounts set forth in this Notice and the Note Exchange Proposal are expressed in Canadian dollars and “$” shall mean Canadian dollars.

This Notice and the Note Exchange Proposal and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Note Exchange Proposal unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Alberta.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Existing Senior Notes and accompanying documents deposited pursuant to the Note Exchange Proposal will be determined by Perpetual in its sole discretion. Noteholders agree that such determination shall be final and binding. Perpetual reserves the absolute right to reject any and all deposits which Perpetual determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. Perpetual reserves the absolute right to waive any defect or irregularity in any deposit of any Existing Senior Notes and accompanying documents. There shall be no duty or obligation on Perpetual or the depositary or any other person to give notice of any defect or irregularity in any deposit, and no liability shall be incurred by any of them for failure to give any such notice. Perpetual’s interpretation of the terms and conditions of the Note Exchange Proposal shall be final and binding. Perpetual reserves the right to permit the Note Exchange Proposal to be accepted in a manner other than that set out above.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF PERPETUAL AS TO WHETHER A HOLDER SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING EXISTING SENIOR NOTES PURSUANT TO THE NOTE EXCHANGE PROPOSAL OTHER THAN AS SET FORTH IN THE NOTE EXCHANGE PROPOSAL. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE NOTE EXCHANGE PROPOSAL OTHER THAN AS SET FORTH IN THE NOTE EXCHANGE PROPOSAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PERPETUAL.

This Notice and the Note Exchange Proposal do not constitute an offer or a solicitation to any person in any jurisdiction in which such Note Exchange Proposal or solicitation is unlawful. The Note Exchange Proposal is not being made to, nor will deposits be accepted from or on behalf of, Holders in any jurisdiction in which the making or acceptance of the Note Exchange Proposal would not be in compliance with the laws of such jurisdiction.

Dated at Calgary, Alberta this 12th day of January, 2017.

PERPETUAL ENERGY INC.

By:	Signed “Susan L. Riddell Rose”
Susan L. Riddell Rose
President and Chief Executive Officer

Questions concerning the Note Exchange Proposal or requests for additional copies of this Notice and the Note Exchange Proposal or other related documents should be directed to Scotia Capital Inc, as the Sole Dealer Manager and Solicitation Agent, Kingsdale Advisors, as the Information Agent and Computershare Investor Services Inc, as the Depositary for the Note Exchange Proposal using the information provided below:

Scotia Capital Inc.

40 King Street West

68th Floor

Toronto, Ontario M5H 1H1

Attention: Michael Lay, Managing Director & Head of Syndication

Tel: (416) 863-7267 Toll Free: 1 (888) 776-3666 E-mail: michael.lay@scotiabank.com

Kingsdale Advisors

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario M5X 1E2

www.kingsdaleadvisors.com

North American Toll Free Phone: 1-855-682-2031

Email: contactus@kingsdaleadvisors.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

Computershare Investor Services Inc.

By Regular Mail:	By Hand, Courier or Registered Mail
Computershare Investor Services Inc. P.O. Box 7021, 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporate Actions	Computershare Investor Services Inc. 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions
Toll Free: 1-800-564-6253 E-Mail: corporateactions@computershare.com

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has previously been filed by Perpetual Energy Inc.

Any change in the name or address of the agent for service of process of Perpetual Energy Inc. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of January 13, 2017.

PERPETUAL ENERGY INC.

By:	/s/ Susan L. Riddell Rose
Name:	Susan L. Riddell Rose
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
2.1*	Management information circular, dated February 12, 2016, in connection with the annual and special meeting of shareholders of Perpetual held on March 24, 2016
2.2*	Annual information form for the year ended December 31, 2015
2.3*	Audited annual consolidated financial statements and the notes thereto for the years ended December 31, 2015 and 2014, together with the auditors’ reports thereon
2.4*	Management’s discussion and analysis of the financial condition and results of operations for the year ended December 31, 2015 and 2014
2.5*	Interim unaudited consolidated financial statements and the notes thereto for the three and nine month periods ended September 30, 2016 and 2015
2.6*	Management’s discussion and analysis of the financial condition and results of operations for the three and nine month periods ended September 30, 2016 and 2015
2.7*	Material change report, dated May 6, 2016
2.8*	Material change report, dated June 3, 2016
2.9*	Material change report, dated October 4, 2016
2.10*	Material change report, dated April 22, 2016
2.11*	Risk Factors
2.12*	Risk Factors
2.13*	Press release, dated December 8, 2016

*	Previously furnished.